[redacted]

14041778

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26784

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/13 (MM/DD/YY) AND ENDING 08/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Decade Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13555 Bishops Court, Suite 345
(No. and Street)

Brookfield (City) WI (State) 53005-6218 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Sweet (262-797-9215)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner & Benton, LLP
(Name – *if individual, state last, first, middle name*)

1233 North Mayfair Rd, Suite 302 (Address) Milwaukee (City) WI (State) 53226 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 03 2014
19 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

11/3/14

DO 11/4/14

OATH OR AFFIRMATION

I, Michael Sweet, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Decade Securities Corporation, as of August 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BETTY ACKERMAN
NOTARY PUBLIC
STATE OF WISCONSIN

[Signature]
Signature

President
Title

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DECADE SECURITIES CORPORATION
Brookfield, Wisconsin

AUDITED FINANCIAL STATEMENTS

Year Ended August 31, 2014

TABLE OF CONTENTS

Thomas G. Wieland
David A. Grotkin
Joel A. Joyce
Brian J. Mechenich

RPB CPAs
A century of new ideas

Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Decade Securities Corporation
Brookfield, Wisconsin

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Decade Securities Corporation, Inc. (Company), as of August 31, 2014 and the related statement of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of August 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

Report on Supplementary Information

The Computation of Aggregate Indebtedness and Net Capital ("Supplemental Schedule") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedule is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Reilly, Penner & Benton LLP

Reilly, Penner & Benton, LLP
October 15, 2014
Milwaukee, Wisconsin

DECADE SECURITIES CORPORATION
Brookfield, Wisconsin

Statement of Financial Condition
August 31, 2014

ASSETS

Current Assets:	
Cash and equivalents	$ 1,250,829
Prepaid income taxes	16,229
Total current assets	1,267,058
Property and Equipment (Net)	225
Total assets	$ 1,267,283

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:	$ ---
Stockholder's Equity:	
Common stock	12,891
Additional paid-in capital	475,401
Retained earnings	778,991
Total stockholder's equity	1,267,283
Total liabilities and stockholder's equity	$ 1,267,283

The accompanying notes to financial statements
are an integral part of these statements.

DECADE SECURITIES CORPORATION
Brookfield, Wisconsin

Statement of Income
Year Ending August 31, 2014

Income:		
Fees and service income	$	185
Commissions		11,548
Interest		2,684
Total income		14,417
Expenses:		
Personnel		14,866
Professional fees		4,150
Other operating expenses		9,902
Total expenses		28,918
Net loss	$	(14,501)

The accompanying notes to financial statements
are an integral part of these statements.

DECADE SECURITIES CORP.
Brookfield, Wisconsin

Statement of Changes in Stockholder's Equity
Year Ending August 31, 2014

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance, August 31, 2013	$ 12,891	$ 475,401	$ 793,492	$ 1,281,784
2014 net loss	---	---	(14,501)	(14,501)
Balance, August 31, 2014	$ 12,891	$ 475,401	$ 778,991	$ 1,267,283

The accompanying notes to financial statements are an integral part of these statements.

DECADE SECURITIES CORPORATION
Brookfield, Wisconsin

Statement of Cash Flows
Year Ending August 31, 2014

Cash Flows from Operating Activities:		
Net loss	$	(14,501)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation		1,774
Changes in assets and liabilities:		
Prepaid income taxes		(16,229)
Accrued income taxes		(33,421)
Net cash used by operating activities		(62,377)
Cash and equivalents, beginning of year		1,313,206
Cash and equivalents, end of year	$	1,250,829
Supplementary information:		
Income taxes paid	$	2,320

The accompanying notes to financial statements
are an integral part of these statements.

1. Summary of Significant Accounting Policies

Business Activity

Decade Securities Corporation (the "Company") is part of a real estate syndication group which uses the "Decade" name. The Company is a broker/dealer that principally sells interests in real estate direct participation programs sponsored by Decade affiliates.

Cash and Equivalents

Cash and equivalents consist of the Company's checking and money market accounts.

Reserves and Custody of Securities

The Company did not hold securities for sale, nor does it hold customer securities at August 31, 2014. Because the Company does not handle customers' securities, Rule 15(c)3-3, in regard to computation for determination of reserve requirements and information relating to the possession or control requirements, does not apply.

Property and Equipment

Property and equipment are carried at cost. Maintenance and repairs, including the replacement of minor items, are expensed as incurred, and major additions to equipment are capitalized. When equipment is sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations. The Company provides for depreciation of furniture and equipment using annual rates which are sufficient to amortize the cost of depreciable assets over their estimated useful lives.

Property and equipment consist of the following at August 31, 2014:

Automobile	$	32,538
Furniture and equipment		958
Total		33,496
Accumulated depreciation		33,271
Net	$	225

Revenue Recognition

Commissions, other fees on security sales and various service fees are credited to income at the time the related services are performed.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent Events

Management has evaluated subsequent events for possible recognition or disclosure through the date the financial statements were available to be distributed (October 15, 2014). There were no subsequent events that required recognition or disclosure.

2. Net Capital Requirements

As a registered broker/dealer, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At August 31, 2014, the Company's net capital and required net capital were $1,225,895 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was .00 to 1.

3. Common Stock

Common stock consists of 56,000 authorized, 12,891 issued and outstanding $1 par value shares.

4. Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended August 31, 2014. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

5. Concentrations

The Company maintains cash balances at one financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000. As of August 31, 2014, the uninsured and uncollateralized portion of this balance is $1,000,829.

6. Transactions with Related Parties

During the period, the Company entered into the following related-party transactions with an affiliate:

- Office space under a month-to-month sublease agreement on the basis of square footage. Rental expense incurred under this lease was $1,397.

- The sharing of administrative services which is expensed based on actual time spent. The Company incurred a total of $14,866 for administrative services.

7. Income Taxes

The Company is a corporation for federal and state income tax purposes. During the year ending August 31, 2014, the Company incurred a loss of $14,501 which is available to offset profits in ensuing years until August 31, 2034. This results in a deferred tax asset of approximately $5,000. However, a corresponding allowance has been recorded because the realization of this amount is uncertain.

The Company has implemented accounting for uncertainty in income taxes in accordance with accounting principles generally accepted in the United States of America. This standard describes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on various related matters such as derecognizing, interest, penalties and disclosures required. Management of the Company evaluates the uncertain tax positions taken, if any, and consults with outside counsel as deemed necessary. The Company recognizes interest and penalties, if any, related to unrecognized tax liabilities in income tax expense.

The Company is no longer subject to federal tax examinations for years beginning before August 31, 2011 and state examinations for years beginning before August 31, 2010.

8. Commitments

The Company is periodically subject to examination of its operations by various regulatory agencies. It is management's opinion that none of these examinations will have a material effect on the Company's financial statements.

DECADE SECURITIES, CORPORATION
Brookfield, Wisconsin

Computation of Aggregated Indebtedness and Net Capital Under Rule 15c3-1
August 31, 2014

Aggregate Indebtedness	$	-
Minimum required net capital (6 2/3% of aggregate indebtedness)	$	-
Computation of Basic Net Capital Requirement:		
Stockholder's equity	$	1,267,283
Deduct Nonallowable Assets:		
Haircuts on money market		(24,934)
Prepaid income taxes		(16,229)
Net property and equipment		(225)
Net Capital		1,225,895
Net capital requirement (minimum)		5,000
Capital in excess of minimum requirement	$	1,220,895
Ratio of aggregate indebtedness to net capital		0 to 1

Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of August 31):

Net capital, as reported in Company's Amended Part IIA (unaudited) FOCUS report:	$	1,225,895

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Decade Securities Corporation is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Decade Securities Corporation is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

See Independent Auditors' Report

Thomas G. Wieland
David A. Grotkin
Joel A. Joyce
Brian J. Mechenich

RPB CPAs
A century of new ideas

Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse

Report of Independent Registered Public Accounting Firm

Board of Directors
Decade Securities Corporation, Inc.
Brookfield, Wisconsin

We have reviewed management's statements, included in the accompanying Exemption Report, in which Decade Securities Corporation, Inc. (Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §15c3-3(k)(1) and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States of America) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Reilly, Penner & Benton LLP

Reilly, Penner & Benton, LLP
October 15, 2014
Milwaukee, Wisconsin

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

DECADE SECURITIES CORP.

DECADE SECURITIES CORP
EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

September 8, 2014

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- DECADE SECURITIES CORP is a broker/dealer registered with the SEC and FINRA
- DECADE SECURITIES CORP claimed an exemption under paragraph (k)(1) of Rule 15c3-3 for the year ended AUGUST 31, 2014
- DECADE SECURITIES CORP is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(1) of the rule, of which, the identity of the specific conditions are as follows:
    - The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer that limits their activities (both principal and agent) to transactions in certain redeemable securities of registered investment companies (mutual funds) or insurance products. Under this exemption, the broker-dealer may briefly handle customer funds and/or securities, but must promptly transmit such funds and securities received in connection with its broker or dealer activities. Additionally, it cannot hold funds or securities for, or owe money or securities to, customers.
- DECADE SECURITIES CORP has met the identified exemption provisions throughout the most recent fiscal year without exception
- DECADE SECURITIES CORP has not recorded any exceptions to the exemption for the fiscal year ended AUGUST 31, 2014

The above statement is true and correct to the best of my and the Firm's knowledge.

Signed: ______________________

Name: Michael Scott

13555 BISHOPS COURT
BROOKFIELD, WISCONSIN 53005
TELEPHONE • (262) • 797 • 9215
FAX • (262) • 797 • 9216